August 8, 2023

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-4561

Attn:	Melissa Walsh
Stephen Krikorian

Re:	Marathon Digital Holdings, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Form 10-Q for the Quarterly Period Ended March 31, 2023
File No. 001-36555

Dear Ms. Walsh and Mr. Krikorian:

This letter constitutes the response (“Response”) of Marathon Digital Holdings, Inc. (the “Company”) to your comment letter dated July 12, 2023 (the “Letter”) to the Chief Financial Officer of the Company, relating to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2022 (the “2022 10-K”) and the Company’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023 (the “2023 10-Q”). Unless otherwise indicated, capitalized terms used herein have the meanings ascribed to them in the 2022 10-K and/or 2023 10-Q. For ease of reference, we have copied each comment verbatim from your Letter and have placed our response immediately below each comment.

Form 10-K for the Fiscal Year ended December 31,

2022 Risk Factors, page 12

1.	We note your proposed risk factor disclosure in response to prior comment 2 and the risk factor included on page 37 of your Form 10-Q for the quarterly period ended March 31, 2023. Despite the complexity of the projection, please revise to disclose your current estimate of the minimum bitcoin price that you would turn off your miners assuming all other costs remain unchanged, along with the assumptions used in the computation of such estimate such as electricity and hosting prices, or disclose that such an estimate is not practicable.

Response: Due to the complexity of the analysis and multiple variables involved in determining this theoretical price, such an estimate is not practicable. We have articulated the following reasons, which constitute the most salient reasons and some of which we have previously discussed:

●	The Company believes the analysis to try to determine such a minimum price to be competitive business information, the disclosure of which would be detrimental to our business and competitive position.
●	Estimating the minimum bitcoin price is very challenging due to factors such as global hash rate vs. our hash rate, difficulty factor and the reliability of those estimations.

U.S. Securities and Exchange Commission

August 8, 2023

●	The Company has certain contracts with fixed costs that will be incurred irrespective of whether it shuts down operations or continues to produce bitcoin, so this factors significantly into whether there is an optimal shut down price.
●	The Company discloses non-GAAP measure of marginal cost of revenue without depreciation and amortization in the Management Discussion and Analysis section of the Form 10-K. The users of the financial statements may use that information to determine a theoretical breakeven price under those historical variables. The Company’s marginal cost of revenue without depreciation and amortization per bitcoin for the year ended December 31, 2022, was approximately $17,500 and for the three months ended March 31, 2023, was approximately $15,900.

Because there has been limited precedent set for financial accounting of bitcoin, page 29

2.	We note your response to prior comment 8. As previously requested, please also tell us what consideration you gave to revising or removing the disclosure on page 29 that “no official guidance has yet been provided by the Financial Accounting Standards Board.” In this regard, we note from your response that the intent of your disclosures was to communicate that there is not currently any explicit GAAP that refers to crypto or other digital assets.

Response: The Company acknowledges to the Staff that its disclosure that “no official guidance has yet been provided by the Financial Accounting Standards Board” was incorrect and is summarized in responses to the Staff’s comments below regarding current revenue recognition policies. The Company will revise the disclosure in the proposed Amendment No. 1 to its Form 10-K for the year ended December 31, 2022 (the “10-K/A”) to remove the statement which will be filed subsequent to our submission of this comment response letter. The Company has also removed the statement from its first quarter Form 10-Q for the period ended March 31, 2023 and its second quarter Form 10-Q for the period ended June 30, 2023.

Consolidated Statements of Other Comprehensive Income (Loss), page 55

3.	We note your proposed revision to the caption, “Unrealized gains (losses) on digital assets loan receivable and realized gains on digital assets.” Please explain why you refer to the gains (losses) on digital assets loan receivable as only unrealized. In this regard, we note that the digital assets were returned in June 2022.

Response: The Company acknowledges the Staff’s comment and will revise the nomenclature of the account to reflect “Gains on digital assets and gains (losses) on digital assets loan receivable” in the Form 10-K/A to be filed subsequent to submission of this comment letter response. The Company will also reflect the revision in its second quarter Form 10-Q for the period ended June 30, 2023.

U.S. Securities and Exchange Commission

August 8, 2023

Consolidated Statements of Cash Flows, page 57

4.	Please revise to include the correct amounts for cash flows from the sale of digital assets in Investment Fund in 2022 and 2021.

Response: The Company acknowledges the Staff’s comment and will correct the presentation error for the sale of digital assets in the Consolidated Statements of Cash Flows in the Form 10-K/A to be filed subsequent to our submission of this comment response letter.

Note 3 - Summary of Significant Accounting Policies

Revenues from Contracts with Customers, page 69

5.	We note your response to prior comment 18. As we continue to evaluate your Operator accounting policy disclosure, please further clarify when you recognize revenue. We note that you measure the fair value of bitcoin earned using the daily quoted closing U.S. dollar spot rate, but you indicate in your proposed revised disclosure, and your revised disclosure in your Form 10-Q for the three months ended March 31, 2023, that you earn revenue at the point in time that you satisfy your lone performance obligation of providing transaction verification services by successfully mining a block.

Response: The Company acknowledges the Staff’s comment and further clarifies that as an Operator, the Company earns revenue at the point in time that it satisfies the lone performance obligation of providing transaction verification services by successfully mining a block. Consistent with ASC 606, revenue should be measured at the time the Company satisfies the obligation and not at the daily quoted closing U.S. dollar spot rate. We will revise our Operator accounting policy disclosure in our second quarter Form 10-Q for the period ended June 30, 2023, as discussed in our responses below.

6.	You acknowledge in response to prior comment 19 that your measurement accounting convention as an Operator is not in accordance with ASC 606. Notwithstanding that the impact is quantitatively and qualitatively immaterial to the historical periods presented, please revise your accounting to comply with U.S. GAAP.

Response: The Company acknowledges the Staff’s comment. As noted in the response to comment 5 above, the Company will revise its Operator accounting policy to measure the revenue earned using the quoted spot rate for bitcoin at the time that it successfully mines the respective block. As the Company has acknowledged to the Staff in prior comment responses, the impact of the change is quantitatively and qualitatively immaterial to the financial statements. For example, the first quarter ended March 31, 2023, the impact of the change in the Operator accounting policy was a reduction in the reported revenue of approximately $40 thousand out of the total reporting revenues of $33,256 thousand. The Company will revise its accounting as an Operator and record an out-of-period adjustment for the impact of the change effective January 1, 2023, in our second quarter Form 10-Q for the period ended June 30, 2023.

U.S. Securities and Exchange Commission

August 8, 2023

7.	In response to prior comment 20, you refer to more than one third-party mining pool in which you participate. As we continue to evaluate your accounting policy as a pool participant, please tell us the name of the pools you participated in during each of the periods presented, along with the percentage of revenue and payout methodologies attributable to each.

Response: Per the Staff’s request, the table below summarizes by third-party mining pool, the percentage of third-party mining pool revenue to total reported revenue for the years ended December 31, 2021, December 31, 2022, and the first quarter ended March 31, 2023:

	Year Ended December 31, 2021	Year Ended December 31, 2022	Quarter Ended March 31, 2023	Quarter Ended June 30, 2023

ViaBTC	2%	-	-	-
F2 Pool	11%	-	-	-
Braiins (fka Slush) Pool	-	-	-	-
Foundry	-	-	35%	4%
3rd Party Pool Revenue	13%	4%	35%	4%

The following are the payout methodologies employed by each of the above-listed third-party pools:

●	ViaBTC	Pay-Per-Share (PPS) Model
●	F2 Pool	Pay-Per-Share (PPS) Model
●	Braiins (fka Slush) Pool	Fractional Share Payment Structure
●	Foundry	Full Pay-Per-Share (FPPS) Model

Of the four third-party pools that we have participated in, the Braiins pool is the only pool that pays rewards only when it successfully mines a block. The Company’s fractional share of the successfully mined block and transaction fee is based on the proportion of computing power the Company contributed to the mining pool operator as compared to the total computing power contributed by all mining pool participants in solving the block.

The ViaBTC, F2 and Foundry pools pay rewards based on the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, together with other inputs. Unlike the Braiins pool, the Company is entitled to consideration even if a block is not successfully placed by the mining pool operator.

U.S. Securities and Exchange Commission

August 8, 2023

8.	We continue to evaluate your response to prior comment 21 and may have further comments.

Response: The Company acknowledges that the Staff may have further comments.

9.	You indicate in response to prior comment 22 that, as a pool participant, you do not have visibility into exactly when a block is won. Please tell us why you do not have this information considering it appears to be publicly available information published by your pool operators.

Response: The Company acknowledges the Staff’s comment that visibility into exactly when a block is won or the earned reward for participating in third-party pools is publicly available information. We researched the available information for the third-party Braiins pool and acknowledge that visibility to when the pool wins a block and our fractional share of the block and transaction fee is available on a daily basis. The Company further acknowledges to the Staff that when the Company participates in PPS and FPPS pools (Foundry, F2, ViaBTC) where the reward is based on a contractual formula, which primarily calculates the hash rate provided by the Company to the mining pool as a percentage of total network hash rate, and other inputs, the Company has the ability to estimate the consideration earned on a daily basis based on its contributed hash rate, and other inputs.

10.	We note your response to prior comment 22 explaining why, as a pool participant, you do not have visibility into transaction fees earned for each block and the Company’s proportional contribution of computing power. As previously requested, please tell us how much transaction fees and your proportional contribution of computing power to the pool actually vary from block to block during a single 24-hour period. In this regard, you indicated in your March 10, 2023 response to comment 6 that one of the factors you considered in assessing whether it is probable that a significant revenue reversal could occur is that “There are always a broad range of possible consideration amounts to which the Company could be entitled because the transaction fees vary from block to block, as does the Company’s proportional contribution of computing power to the pool.” In addition, you indicate in your proposed revised accounting policy disclosure and your disclosure in the Form 10-Q for the three months ended March 31, 2023 that the fact your fractional share substantively varies from block to block is one of the reasons for constraining variable consideration.

Response: The Company acknowledges the Staff’s comment and as noted in the response to comment 9 above, the Company does have visibility when it participates in the Braiins pool into exactly when a block and transaction fee is won, and can estimate rewards when it participates in FPPS and PPS pools based on contributed hash rate.

The Company respectfully advises the Staff that it will revise its Participant accounting policies for block rewards and transaction fees as summarized below. As the Company has acknowledged to the Staff in prior comment responses, the impact of the change is quantitatively and qualitatively immaterial to the financial statements. For example, the first quarter ended March 31, 2023, the impact of the change in the Participant accounting policy was a reduction in the reported revenue of approximately $200 thousand out of the total reporting revenues of $33,256 thousand. The Company will record an out-of-period adjustment for the impact of the change effective January 1, 2023, in our second quarter Form 10-Q for the period ended June 30, 2023.

U.S. Securities and Exchange Commission

August 8, 2023

PPS and FPPS Model pools – reward based on a contractual formula

Current policy: Recognize revenue upon settlement (when reward is received in our wallet) measured using the end of day spot rate of bitcoin.

Revised policy: Recognize revenue, which is earned when the Company provides computing power to the pool operator on a daily basis based on the contractual payout formula. The Company’s contribution of computing power to FPPS and PPS pools occur only when it is unable to mine in its company-owned pool (as Operator) and as such the amount of contributed hash rate can be intermittent during a given day. To align to the variable contribution of hash rate on a daily basis, the Company will measure the daily reward using the average daily spot price of bitcoin.

Fractional Share Payment Structure pools – reward only when the pool successfully mines a block

Current policy: Recognize revenue upon settlement (when reward is received in our wallet) measured using the end of day spot rate of bitcoin.

Revised policy: Recognize revenue (block and transaction fees) for the Company’s fractional share of the successfully mined block measured using the spot price of bitcoin at the time the pool successfully mines the block.

11.	Please be advised that we continue to evaluate your response to prior comment 23 and we may have further comments.

Response: The Company acknowledges that the Staff may have further comments.

Form 10-Q for the

Quarterly Period Ended March 31, 2023 Consolidated Condensed

Statements of Cash Flows, page 6

12.	We note that proceeds from sale of digital assets is classified within cash flows from operating activities on the statement of cash flows for the three months ended March 31, 2023. Please provide us with your comprehensive accounting analysis, with reference to the authoritative accounting guidance, to support the classification as an operating activity. In this regard, you indicate on page 25 that you commenced a program to sell some of your bitcoin as a means of offsetting monthly cash operating costs. To the extent that bitcoin received as noncash consideration in the ordinary course of business is not converted nearly immediately into cash, the Staff would not object to the classification of the proceeds from the sale of digital assets within cash flows from investing activities. We note that classification of the proceeds from the sale of digital assets within investing activities is consistent with your critical accounting policy disclosure on page 26 and your classification of the cash flows from the disposition of digital currencies in 2019 and 2020 addressed in your August 1, 2022 response to comment 5.

Response: The Company acknowledges the Staff’s comment and have determined that the appropriate classification for the proceeds from sale of digital assets is in investing activities. While the Company sells a portion of its bitcoin mined as part of its mining operations to fund operating expenses, the Company acknowledges its strategy is to hold its significant digital assets as an investment. Additionally, the Company uses the first-in-first-out (FIFO) method when selling its digital assets which is aligned with reporting such proceeds as an investing activity. The Company will report the proceeds from sale of digital assets as an investing activity in the Condensed Consolidated Statements of Cash Flows in its second quarter Form 10-Q for the period ended June 30, 2023. The Company will also file a Current Report on Form 8-K with the Securities and Exchange Commission (“SEC”) on August 8, 2023, noting that the Company’s previously filed interim unaudited Consolidated Financial Statements for the period ended March 31, 2023, as set forth in the Company’s Quarterly Report on Form 10-Q for the three months ended March 31, 2023 and filed with the SEC on May 10, 2023, should no longer be relied upon and a restatement is required for the previously issued Consolidated Financial Statements. Please refer to the Form 10-Q for the period ended June 30, 2023, filed with the SEC on August 8, 2023:

U.S. Securities and Exchange Commission

August 8, 2023

Notes to Consolidated Condensed Financial Statements

Note 14 - Legal Proceedings

Ho v. Marathon, page 22

13.	Please revise to correct the typographical error noted in your response to prior comment 25. That is, we note from your response that the disclosure should indicate that the Court noted that a jury is more likely to accept $150 thousand as an appropriate damages amount if liability is found.

Response: The Company acknowledges the Staff’s comment and will correct the typographical error in in the Form 10-K/A for the year ended December 31, 2022, expected to be filed subsequent to our submission of this comment response letter.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Results of Operations, page 30

14.	We note your disclosure of total margin excluding depreciation and amortization in the supplemental information table. Please revise to provide the disclosure requirements of Item 10(e)(1)(i) of Regulation S-K for this non-GAAP measure.

Response: The Company acknowledges the Staff’s comment and will revise the disclosure for non-GAAP measures in in the 10-K/A to be filed subsequent to our submission of this comment response letter and in our second quarter Form 10-Q for the period ended June 30, 2023, with the following proposed disclosure to describe the usefulness of the non-GAAP measure to investors and to provide a reconciliation of the non-GAAP measure to the nearest GAAP measure. To the extent applicable, we will make similar disclosures in future filings.

Non-GAAP Financial Measures

In addition to the results determined in accordance with GAAP, the Company also provides adjusted EBITDA and total margin excluding depreciation and amortization, which are non-GAAP measures. The Company provides investors with reconciliations from net loss to adjusted EBITDA and total margin to total margin excluding depreciation and amortization as components of Management’s Discussion and Analysis. The Company defines adjusted EBITDA as (a) GAAP net income (loss) plus (b) adjustments to add back the impacts of (1) depreciation and amortization, (2) interest expense, (3) income tax expense (benefit) and (4) adjustments for non-cash and non-recurring items which currently include (i) stock compensation expense, (ii) impairments of patents and (iii) losses on extinguishment of debt. The Company defines total margin excluding depreciation and amortization as (a) GAAP total revenues less (1) costs of revenues – energy, hosting and other, (2) costs of revenues – depreciation and amortization less, and (b) adjustment to add back the impact of depreciation and amortization.

Adjusted EBITDA and total margin excluding depreciation and amortization are not financial measures of performance under GAAP and, as a result, these measures may not be comparable to similarly titled measures of other companies. Non-GAAP financial measures are subject to material limitations as they are not in accordance with, or a substitute for, measurements prepared in accordance with GAAP. These non-GAAP measures are not meant to be considered in isolation and should be read only in conjunction with our Interim Reports on Form 10-Q and our Annual Reports on Form 10-K as filed with the Securities and Exchange Commission. Management uses adjusted EBITDA, total margin excluding depreciation and amortization, and the supplemental information provided herein as a means of understanding, managing, and evaluating business performance and to help inform operating decision making. The Company relies primarily on our condensed consolidated financial statements to understand, manage, and evaluate our financial performance and use the non-GAAP financial measures only supplementally.

U.S. Securities and Exchange Commission

August 8, 2023

Reconciliation to Total margin excluding depreciation and amortization:	Three Months Ended March 31,		Favorable
(in thousands)	2023	2022	(Unfavorable)
Reconciliation to Total margin excluding depreciation and amortization:
Total revenues	$51,132	$51,732	$(591)
Cost of revenues – energy, hosting and other	(33,377)	(12,522)	(20,855)
Cost of revenues – depreciation and amortization	(17,733)	(13,877)	(3,856)
Total margin (total revenues less total cost of revenues)	$22	$25,324	$(25,302)
Exclude: Depreciation and amortization	(17,733)	(13,877)	(3,856)
Total margin excluding depreciation and amortization	$17,755	$39,201	$(21,446)

In connection with responding to the Staff’s comments, the Company acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope you find that these responses adequately address the Staff’s questions, but please contact the undersigned at salman.khan@mara.com and Jolie Kahn, Esq., at joliekahnlaw@sbcglobal.net, if you have any further questions or would like to discuss our responses.

Sincerely,

/s/ Salman Khan
Salman Khan
Chief Financial Officer

Cc:	Jolie Kahn, Esq.